CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$5,000,000	$682.00

Pricing supplement no. 1451
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011 and
product supplement no. 21-II dated April 2, 2013
underlying supplement no. 1-I dated November 14, 2011	Registration Statement No. 333-177923 Dated May 31, 2013 Rule 424(b)(2)

Structured Investments	$5,000,000 Single Review Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund due December 3, 2014

General

•	The notes are designed for investors who seek a fixed return of 15% if, on the Review Date, both the Russell 2000® Index and the iShares® MSCI EAFE Index Fund are at or above their respective Call Levels. If the notes are not called and the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by more than 20%, investors will lose some or all of their principal amount at maturity. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing December 3, 2014†
•	The notes are not linked to a basket composed of the Underlyings. The payment upon automatic call or at maturity is linked to the performance of each of the Underlyings individually, as described below.
•	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on May 31, 2013 and are expected to settle on or about June 5, 2013.

Key Terms

Underlyings:	The Russell 2000® Index (Bloomberg ticker: RTY) (the “Index”) and the iShares® MSCI EAFE Index Fund (Bloomberg ticker: “EFA”) (the “Fund”) (each, an “Underlying” and collectively, the “Underlyings”)
Automatic Call:	On the Review Date, if the Index closing level or closing price, as applicable, of each Underlying is greater than or equal to its Call Level, the notes will be automatically called for a cash payment as described below.
Call Level:	For each Underlying, 100% of its Initial Underlying Value.
Payment if Called:	If the notes are automatically called on the Review Date, for every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount of 15% × $1,000.
Payment at Maturity:

If the notes are not automatically called and the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by up to 20%, you will be entitled to the full repayment of your principal at maturity.

If the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by more than 20%, you will lose 1.25% of the principal amount of your notes for every 1% that the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by more than 20%, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Lesser Performing Underlying Return + 20%) × 1.25]

If the notes are not automatically called and the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by more than 20%, you will lose some or all of your principal amount at maturity.

Buffer Amount:	20%
Downside Leverage Factor:	1.25
Underlying Return:	Ending Underlying Value – Initial Underlying Value Initial Underlying Value
Initial Underlying Value:	With respect to the Index, the Index closing level of the Index on the pricing date, which was 984.14. With respect to the Fund, the closing price of one share of the Fund on the pricing date, which was $60.08, divided by the Share Adjustment Factor
Share Adjustment Factor:	With respect to the Fund, set equal to 1.0 on the pricing date and subject to adjustment under certain circumstances. See “General Terms of Notes — Additional Fund Provisions — Anti-Dilution Adjustments” in the accompanying product supplement no. 21-II.
Ending Underlying Value:	With respect to each Underlying, the Index closing level or closing price, as applicable, of that Underlying on the Review Date
Lesser Performing Underlying:	The Underlying with the Lesser Performing Underlying Return
Lesser Performing Underlying Return:	The lower of the Underlying Returns of the Underlyings
Review Date†:	November 28, 2014
Maturity Date†:	December 3, 2014
CUSIP:	48126NCM7
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Review Date” in the accompanying product supplement no. 21-II

Investing in the Single Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 21-II, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$1.50	$998.50
Total	$5,000,000	$7,500	$4,992,500
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $1.50 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-61 of the accompanying product supplement no. 21-II.

The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $976.50 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 31, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 21-II dated April 2, 2013 and underlying supplement no. 1-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 30, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 21-II and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 21-II dated April 2, 2013: http://www.sec.gov/Archives/edgar/data/19617/000095010313002142/crt_dp37367-424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS-1
Single Review Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

Selected Purchase Considerations

•	FIXED APPRECIATION POTENTIAL — If the Index closing level or closing price, as applicable, of each Underlying is greater than or equal to its Call Level on the Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium amount of $150 (or 15% × $1,000). Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	LIMITED PROTECTION AGAINST LOSS — If the notes are not automatically called and the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by up to 20%, you will be entitled to the full repayment of your principal at maturity. If the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by more than 20%, for every 1% that the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by more than 20%, you will lose an amount equal to 1.25% of the principal amount of your notes. Accordingly, you could lose some or all of your principal amount at maturity.
•	EXPOSURE TO EACH OF THE UNDERLYINGS — The return on the notes is linked to the Lesser Performing Underlying, which will be either the Russell 2000® Index or the iShares® MSCI EAFE Index Fund.

The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information on the Russell 2000® Index, see the information set forth under “Equity Index Descriptions — The Russell Indices” in the accompanying underlying supplement no. 1-I.

The iShares® MSCI EAFE Index Fund is an exchange-traded fund that trades on the NYSE Arca, Inc., which we refer to as NYSE Arca, under the ticker symbol “EFA.” The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Australasian and Far Eastern markets, as measured by the MSCI EAFE® Index, which we refer to as the Underlying Index. The MSCI EAFE® Index is a stock index calculated, published and disseminated daily by MSCI Inc. and is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and those in Europe and Asia. For additional information about the iShares® MSCI EAFE Index Fund, see the information set forth under “Fund Descriptions — The iShares® MSCI EAFE Index Fund” in the accompanying underlying supplement no. 1-I.

•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 21-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders – Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.

JPMorgan Structured Investments —	PS-2
Single Review Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Underlyings or any of the equity securities included in or held by the Underlyings. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 21-II dated April 2, 2013 and the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. Your investment will be exposed to loss on a leveraged basis if the notes are not automatically called and the Ending Underlying Value of either Underlying is less than its Initial Underlying Value by more than 20%. For every 1% that the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by more than 20%, you will lose an amount equal to 1.25% of the principal amount of your notes. Accordingly, you could lose some or all of your principal amount at maturity.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 21-II for additional information about these risks.
•	LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium of 15%, regardless of the appreciation of either or both Underlyings, which may be significant. Because the Index closing level or closing price, as applicable, of either or both Underlyings at various times during the term of the notes could be higher than on the Review Date, you may receive a lower payment at maturity than you would have if you had invested directly in either or both Underlyings.
•	YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE LEVEL OF EACH UNDERLYING — Your return on the notes and your payment upon automatic call or at maturity, if any, is not linked to a basket consisting of the Underlyings. If the notes are not automatically called, your payment at maturity is contingent upon the performance of each individual Index such that you will be equally exposed to the risks related to both of the Underlyings. Poor performance by either of the Underlyings over the term of the notes could result in the notes not being automatically called on the Review Date, may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying. Accordingly, your investment is subject to the risk of decline in the Index closing level or closing price, as applicable, of each Underlying.
•	YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING UNDERLYING — If the notes are not automatically called and the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by more than 20%, you will lose some or all of your principal amount at maturity. This will be true even if the Ending Underlying Value of the other Underlying is greater than or equal to its Initial Underlying Value. The two Underlyings’ respective performances may not be correlated and, as a result, you may avoid a loss on your notes at maturity only if there is a broad-based rise in the performance of U.S. and international equities across diverse markets during the term of the notes.
•	JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
JPMorgan Structured Investments —	PS-3
Single Review Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the levels or prices of the Underlyings, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility in the levels of the Underlyings;
•	the time to maturity of the notes;
•	the dividend rates on the equity securities included in or held by the Underlyings;
•	the expected positive or negative correlation between the Underlyings, or the expected absence of any such correlation;
•	interest and yield rates in the market generally;
•	the exchange rate and volatility of the exchange rate between the U.S. dollar and the currencies of the equity securities held by the Fund;
•	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and
•	a variety of economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

JPMorgan Structured Investments —	PS-4
Single Review Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

•	VOLATILITY RISK — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the pricing date that the Ending Underlying Value of that Underlying could be below its Call Level or below its Initial Underlying Value by more than the Buffer Amount. An Underlying’s volatility, however, can change significantly over the term of the notes. The level or price, as applicable, of an Underlying could fall sharply between the pricing date and the Review Date, which could result in a significant loss of principal.
•	NO DIVIDENDS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the securities included in or held by the Underlyings would have.
•	AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.
•	THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the Fund’s shares are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.
•	DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index. In addition, its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index. All of these factors may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.
•	NON-U.S. SECURITIES RISK — The equity securities underlying the Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in those currencies in the Fund. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the net asset value of the Fund will be adversely affected and the payment at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:
•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the issuing countries of those currencies and the United States and between each country and its major trading partners;
•	political, civil or military unrest; and
•	the extent of government surpluses or deficits in issuing countries of those currencies and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of issuing countries of those currencies and the United States and other countries important to international trade and finance.

JPMorgan Structured Investments —	PS-5
Single Review Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
JPMorgan Structured Investments —	PS-6
Single Review Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

What Is the Total Return on the Notes upon an Automatic Call or at Maturity, Assuming a Range of Performances for the Lesser Performing Underlying?

The following table and examples illustrate the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the Review Date for a range of movements in the Underlyings as shown under the column “Appreciation/Depreciation of Lesser Performing Underlying at Review Date.” The table and examples below assume that the Lesser Performing Underlying is the Russell 2000® Index and that the closing price of one share of the iShares® MSCI EAFE Index Fund on the Review Date is greater than its Call Level. We make no representation or warranty as to which of the Underlyings will be the Lesser Performing Underlying for purposes of calculating your return on the notes on the Review Date. The following table and examples assume a hypothetical Initial Underlying Value and hypothetical Call Level of 990 for the Lesser Performing Underlying. The table reflects that the call premium used to calculate the call price applicable to the Review Date is 15%, regardless of the appreciation of the Underlyings, which may be significant. There will be only one payment on the notes at maturity, whether or not the notes are called. Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. For an automatic call to be triggered, the Ending Underlying Values of both Underlyings must be greater than or equal to their respective Call Levels on the Review Date. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Underlying Value of Lesser Performing Underlying at Review Date	Appreciation/ Depreciation of Lesser Performing Underlying at Review Date	Total Return at Review Date
1,782.00	80.00%	15.00%
1,683.00	70.00%	15.00%
1,584.00	60.00%	15.00%
1,485.00	50.00%	15.00%
1,386.00	40.00%	15.00%
1,287.00	30.00%	15.00%
1,188.00	20.00%	15.00%
1,138.50	15.00%	15.00%
1,089.00	10.00%	15.00%
1,039.50	5.00%	15.00%
999.90	1.00%	15.00%
990.00	0.00%	15.00%
980.10	-1.00%	0.00%
940.50	-5.00%	0.00%
891.00	-10.00%	0.00%
792.00	-20.00%	0.00%
693.00	-30.00%	-12.50%
594.00	-40.00%	-25.00%
495.00	-50.00%	-37.50%
396.00	-60.00%	-50.00%
297.00	-70.00%	-62.50%
198.00	-80.00%	-75.00%
99.00	-90.00%	-87.50%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amount Payable upon an Automatic Call or at Maturity

The following examples illustrate how the payment upon an automatic call or at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Lesser Performing Underlying increases from the Initial Underlying Value of 990 to an Ending Underlying Value of 1,089. Because the Ending Underlying Value of the Lesser Performing Underlying of 1,089 is greater than its Call Level of 990, the notes are automatically called, and the investor receives a single payment of $1,150 per $1,000 principal amount note.

Example 2: The level of the Lesser Performing Underlying decreases from the Initial Underlying Value of 990 to an Ending Underlying Value of 891. Because the Ending Underlying Value of the Lesser Performing Underlying of 891 is less than its Call Level and is less than its Initial Underlying Value of 990 by not more than 20%, the notes are not automatically called, and the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Lesser Performing Underlying decreases from the Initial Underlying Value of 990 to an Ending Underlying Value of 495. Because the Ending Underlying Value of the Lesser Performing Underlying of 495 is less than its Call Level and Initial Underlying Value of 990 by more than 20% and the Lesser Performing Underlying Return is -50%, the notes are not automatically called, and the investor receives a payment at maturity of $625 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-50% + 20%) × 1.25 = $625

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-7
Single Review Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

Historical Information

The following graphs show the historical weekly performance of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund from January 4, 2008 through May 31, 2013. The Index closing level of the Russell 2000® Index on May 31, 2013 was 984.14. The closing price of one share of the iShares® MSCI EAFE Index Fund on May 31, 2013 was $60.08.

We obtained the various Index closing levels or closing prices, as applicable, of the Underlyings below from Bloomberg Financial Markets, without independent verification. The historical levels or prices of each Underlying, as applicable, should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level or closing price, as applicable, of either Underlying on the Review Date. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your principal.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMorgan Structured Investments —	PS-8
Single Review Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes upon an Automatic Call or at Maturity, Assuming a Range of Performances for the Lesser Performing Underlying?” and “Hypothetical Examples of Amount Payable upon an Automatic Call or at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Exposure to Each of the Underlyings” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-35 of the accompanying product supplement no. 21-II are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-9
Single Review Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund